

November 2, 2011

<u>Via E-mail</u>
Matthew C. Flemming
Chief Executive Officer
HII Technologies, Inc.
710 North Post Oak Road, Suite 400
Houston, Texas 77024

      Re: **HII Technologies, Inc.**
              Amendment No. 1 to Form 10
              Filed October 20, 2011
              File No. 000-30291

Dear Mr. Flemming:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Pamela A. Long

              Pamela A. Long
              Assistant Director